UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to             .

Commission file number: 0-04957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Educational Development Corporation Employee 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Educational Development Corporation

5402 South 122nd East Avenue

Tulsa, Oklahoma 74146

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Table of Contents

Items 1-3		3

Item 4		3

	Report of Independent Registered Public Accounting Firm	4

	Financial Statements:
	Statements of Net Assets Available for Benefits as of February 29, 2020 and February 28, 2019	5
	Statement of Changes in Net Assets Available for Benefits for the Year Ended February 29, 2020	6
	Notes to Financial Statements	7

	Supplemental Schedules:
	Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended February 29, 2020	12
	Schedule H, Line 4i – Schedule of Assets (held at end of year) at February 29, 2020	13

Signature		14

Exhibits
	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Other schedules required by section 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Items 1-3.

Not applicable.

Item 4.

The Educational Development Corporation Employee 401(k) Plan (the “Plan”) is subject to ERISA. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of February 29, 2020 and February 28, 2019 and for the fiscal year ended February 29, 2020, together with the report of HoganTaylor LLP, independent register public accounting firm, are attached to this Annual Report on Form 11-K, and are by specific reference incorporated herein as filed as part hereof. The Financial Statements and the Notes thereto have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Educational Development Corporation Employee 401(k) Plan

Educational Development Corporation Employee 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Educational Development Corporation Employee 401(k) Plan (the Plan) as of February 29, 2020 and February 28, 2019, the related statement of changes in net assets available for benefits for the year ended February 29, 2020, and the related notes to the financial statements (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2020 and February 28, 2019, and the changes in net assets available for benefits for the year ended February 29, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended February 29, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2018.

\s\ HOGANTAYLOR LLP

Tulsa, Oklahoma

August 21, 2020

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF FEBRUARY 29 (28),

	2020	2019
ASSETS
Investments at fair value (Note 5):
Company common stock	$5,723,798	$8,654,169
Mutual funds	2,233,237	2,451,323
Collective trust fund	1,107	-
Net assets available for benefits	$7,958,142	$11,105,492

See accompanying notes to the financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED FEBRUARY 29, 2020

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(2,961,157)
Dividends	302,641
Total investment loss	(2,658,516)

CONTRIBUTIONS:
Employee	325,979
Employer	146,289
Total contributions	472,268

DEDUCTIONS:
Distributions	(959,622)
Administrative expenses	(1,480)
Total deductions	(961,102)

Net decrease in net assets available for benefits	(3,147,350)
Net assets available for benefits, beginning of year	11,105,492
Net assets available for benefits, end of year	$7,958,142

See accompanying notes to the financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS:

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Educational Development Corporation Employee 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Plan Year

The Plan’s year (“Plan Year”) is the same as Educational Development Corporation’s (the “Company” or “Employer”) fiscal year, which begins March 1st and ends February 28th (29th).

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value (see Note 5). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds and Company common stock held by the Plan are valued at quoted market prices. The collective trust fund held by the Plan is valued at the net asset value (“NAV”) which is based on the fair value of the underlying net assets. Plan management determines the Plan's valuation policies utilizing information provided by ADP Retirement Services (“ADP”) and their trustees, State Street Bank & Trust Company and Reliance Trust Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the transaction date opening price or ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan document does not permit notes receivable from participants.

Payment of Benefits

Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

The fair value of the Company common stock accounted for 72% and 78% of the statements of net assets available for benefits for the years ended February 29, 2020 and February 28, 2019, respectively. The Company common stock is thinly traded and the stock price has a history of being volatile. Share prices have increased and decreased significantly based on large share purchases and sales as well as on reported earnings performance and future growth expectations. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and other market conditions.

NOTE 2—GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan, established for the benefit of the Company’s employees and is subject to the provisions of ERISA.

Plan Restatement

Effective March 1, 2019, the Plan was restated. The restated Plan document allows for Roth contributions and hardship withdrawals, subject to account balance limits and applicable laws. Further, effective March 1, 2019, all Plan assets were transferred to Reliance Trust Company and State Street Bank & Trust Company as trustees and recordkeeping services were transferred to ADP Retirement Services.

Eligibility

Employees become eligible to participate in the Plan after completing six months of service, as defined, and having reached the age of 21. Entry dates to the Plan are the first day of the first month of the Plan Year, or the first day of the seventh month of the Plan Year, after the eligibility requirements have been satisfied.

Vesting

Participants are vested immediately in their own contributions plus earnings thereon. Employer contributions vest after the participant has completed three years of continuous service with the Company. Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death.

Contributions

Participants may elect to contribute a percentage of their pre-tax or post-tax compensation, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50. Participants may also contribute amounts representing distributions from other qualified plans. Participants may elect to have their contributions invested in any of the investment options available under the Plan, including Company common stock.

The Employer, at its discretion, makes matching contributions to the Plan and has the ability to decide each year how much to make as a matching contribution. The matching contribution is determined as a percentage of salary deferrals the participating employees make during the Plan Year. For the 2020 Plan Year, the Employer made matching contributions equal to 50% of the first 15% of eligible compensation contributed by the participants through elective deferrals to the Plan. Employer matching contributions are based on the participants’ annual Plan compensation.

Investment Options

Both the Employer and participant contributions are directed solely through each participants election into investment alternatives offered by the Plan. The Plan’s investment alternatives as of February 29, 2020 include twenty mutual funds, eleven target date funds, one collective trust fund and the option to purchase Company common stock. In 2002, the Company registered with the Securities and Exchange Commission up to 1,000,000 shares of Company common stock to be sold to participants in the Plan. In May of 2019, the Company registered with the Securities and Exchange Commission an additional 200,000 shares of Company common stock to be sold to participants in the Plan. Participants may transfer amounts attributable to participant or Employer contributions from one investment alternative to another on a daily basis, subject to compliance with applicable trading policies of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer discretionary matching contributions and Plan earnings. The Company pays for the administration costs of the Plan and participants are only charged fees if they elect to use third party investment advisory services and individual services such as withdrawals and distributions. Participant accounts are charged directly for such services when used.

Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 ½, and

•	The participant has been a participant in the Plan for at least five years.

Hardship distributions are permitted under the Plan.

Participant vested amounts are eligible to receive a lump-sum payment upon retirement, death or other termination of employment.

All distributions are valued at the current trading price of the investment at the time of distribution. Any non-vested Employer contributions are forfeited and applied to reduce future Employer contributions. As of February 29, 2020 and February 28, 2019, the Plan had forfeitures of $10 and $2,505, respectively.

Expenses

Expenses of administering the Plan are paid by the Company. The payment of expenses associated with annual participant testing, annual tax form preparation, audit and regulatory filing costs are also paid by the Company and excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Certain administrative functions and co-fiduciary functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services. Expenses related to the asset management of the investment funds, recordkeeping and the independent fiduciary are paid by the Company.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

Subsequent Events

The Company received a letter from the IRS Employee Plans Voluntary Compliance Group dated June 23, 2020, approving the Company’s submission of changes under the Voluntary Correction Program (“VCP”). As part of the VCP, the Company adopted a Restated Non-Standardized 401(k) Profit Sharing Plan (effective March 1, 2018) to retroactively amend the previous Plan. The Restated Non-Standardized 401(k) Profit Sharing Plan (effective March 1, 2018) also includes Special Elective Dates and Other Permitted Elections making effective changes effective back to the start of the plan effective March 1, 1990. The purpose of the Restatement was to match the Plan structure to how the plan was operating during the periods.

NOTE 3—RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

ADP is the administrator and record keeper for the Plan and provides other plan related services such as required testing for compliance and annual tax return preparation. State Street Bank & Trust Company is the Plan trustee and maintains and manages the investment balances of the participants. Reliance Trust Company also maintains and manages certain investments of the Plan.

The Plan investment options include the Company’s stock. During the fiscal year ended February 29, 2020, the price per share of Company common stock on the NASDAQ exchange ranged from $5.16 to $9.15. The closing price per share of Company common stock was $5.16 at February 29, 2020 and $8.05 at February 28, 2019.

These transactions qualify as party-in-interest transactions.

NOTE 4—TAX STATUS OF PLAN

The Company adopted a prototype non-standardized profit sharing plan (the “Prototype Plan”) sponsored by the Plan’s administrator ADP. The Internal Revenue Service (“IRS”) has determined and informed the Prototype Plan sponsor by a favorable opinion letter dated July 16, 2014, that the Prototype Plan is designed in accordance with applicable sections of the IRC. The Prototype Plan's opinion letter is being relied upon by the Plan. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of February 29, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE 5—FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical, unrestricted assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for identical or similar assets and liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s assets measured at fair value on a recurring basis are as follows:

	February 29, 2020
	Level 1	Level 2	Level 3	Total
Company common stock	$5,723,798	$—	$—	$5,723,798
Mutual funds	2,233,237	—	—	2,233,237
Total assets in the fair value hierarchy	$7,957,035	$—	$—	7,957,035
Collective trust fund*				1,107
Total investments at fair value				$7,958,142

	February 28, 2019
	Level 1	Level 2	Level 3	Total
Company common stock	$8,654,169	$—	$—	$8,654,169
Mutual funds	2,451,323	—	—	2,451,323
Total investments at fair value	$11,105,492	$—	$—	11,105,492

*

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at February 29, 2020 and February 28, 2019.

Company common stock: Valued at the closing price reported on the exchange on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments, which is valued at the NAV of units of the collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6—PROHIBITED TRANSACTIONS

During the 2019, 2018 and 2017 Plan Years, the Company inadvertently failed to deposit $72,407, $34,288, and $30,129, respectively, of participant contributions within the required timeframe as stated by the DOL.  The DOL considers late deposits to be nonexempt prohibited transactions.  The Company is currently evaluating the corrective steps needed under the Voluntary Fiduciary Correction Program (“VFCP”) to correct this matter.

NOTE 7—CONTINGENCIES

During the prior fiscal year, the Plan utilized the IRS Voluntary Correction Plan to correct the Plan documents previously filed with the IRS. The Company submitted a restated Plan document with the VCP application to the IRS originally on December 10, 2018, that changed certain options identified in the Plan Document to match the Company’s past practices. The Company had been operating as if these changes have been in place since the inception of the Plan. No further correction is needed by the Company and the IRS responded on June 23, 2020 with their agreement to the corrective actions taken by the Company (see Note 2).

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended February 29, 2020

Employer Identification Number: 73-0750007, Plan Number: 001

		Total that constitute nonexempt prohibited transactions
Year Ended February 28,	Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP		Totally fully corrected under VFCP and PTE 2002-51

2017	$30,129	$—	$—	$30,129	(a)	$—
2018	34,288	—	—	34,288	(a)	—
2019	72,407	—	—	72,407	(a)	—

(a)

Certain participant contributions were not remitted timely for the years ended February 28, 2019, 2018 and 2017. The Company is currently evaluating the corrective steps needed under the Voluntary Fiduciary Correction Program (“VFCP”) to correct the delinquent contributions.

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 29, 2020

Employer Identification Number: 73-0750007, Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Current value
	Common Stock
*	Educational Development Corporation	Common Stock	$5,723,798

	Mutual Funds
	Blackrock	Total Return Fund K	44,124
	Calvert	Emerging Markets Equity Fund	196,311
	Clearbridge	Large Cap Growth Fund	307,697
	Fidelity	500 Index Fund	282,848
	Fidelity	Mid Cap Index Fund	1,047
	Fidelity	Small Cap Index Fund	1,089
	Janus Henderson	Triton Fund N	273
	Prudential Funds	High Yield Fund	1,236
	Principal Funds Inc	Real Estate Securities R6	635
	T Rowe Price	Overseas Stock Fund	47,734
	TIAA	Large Cap Growth Index Fund	2,566
	Vanguard	Target Retirement 2020 Fund	167,394
	Vanguard	Target Retirement 2025 Fund	233,554
	Vanguard	Target Retirement 2030 Fund	263,737
	Vanguard	Target Retirement 2035 Fund	29,730
	Vanguard	Target Retirement 2040 Fund	149,842
	Vanguard	Target Retirement 2045 Fund	166,541
	Vanguard	Target Retirement 2050 Fund	28,872
	Vanguard	Target Retirement 2055 Fund	44,319
	Vanguard	Target Retirement 2060 Fund	15,058
	Vanguard	Target Retirement Income Fund	81,218
	Vanguard	Balanced Index Fund Admiral	1,103
	Vanguard	Developed Markets Index Fund Admiral	75,870
	Vanguard	GNMA Fund Admiral	43,563
	Vanguard	Intermediate-Term Bond Index Fund Admiral	1,156
	Vanguard	Small Cap Value Index Fund Admiral	339
	Vanguard	Total International Bond Index Fund Admiral	44,359
	Vanguard	Value Index Fund Admiral	1,022

	Collective Trust Fund
	Invesco	Stable Asset Fund – ADPZ	1,107
			$7,958,142

*	Represents a party-in-interest to the Plan, as defined by ERISA.
(d)	Column (d) “Cost” has been omitted from this schedule, as allowed for participant-directed plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Date: August 21, 2020	By /s/ Dan E. O’Keefe
Dan E. O’Keefe, Trustee Educational Development Corporation Chief Financial Officer and Corporate Secretary